FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, May 14, 2007 – Grupo Pão de Açúcar – (BOVESPA: PCAR4; NYSE: CBD), announces its first quarter 2007 results. The Company’s operating and financial information, as well as the comparisons referring to 2006 – unless otherwise indicated – are presented in a consolidated basis and denominated in Reais, in accordance with the Brazilian Corporate Law.

1st Quarter 2007 Highlights

  Net sales amounted to R$ 3,530.3 million in the 1st quarter of 2007, up 6.8% over 1Q06.

  Food products registered growth of 4.5% in the ‘same stores’ concept, a reversal of the downtrend observed throughout 2006.

  The gross margin was 27.8% in the period, reflecting the continuity of the competitiveness strategy and the more promotional period on account of Easter.

  EBITDA2 attained R$ 234.3 million in the period, with a margin of 6.6%. In the foregoing criterion (with taxes and charges) the EBITDA margin would have been 7.3%.
  The Group started a new sales campaign: ‘Varejo na alma’ (‘Retail in the soul’), which aims at leveraging sales, producing more profitability and commitment from all the employees. The initiative has already started to present results in the 1st quarter of 2007, helping the Company to record growth of 4.8% in the ‘same stores´ concept.

  Equity income result of FIC presented significant improvement in relation to the prior year (from R$ 14.8 million loss in 1Q06 to R$ 5.9 million loss in 1Q07).

Financial and Operating Highlights

R$ million[1]	1Q07	1Q06	Chg.

Gross Sales	4,168	3,925	6.2%
Net Sales	3,530	3,305	6.8%
Gross Income	982	983	-0.1%
Gross Margin - %	27.8%	29.7%	-190 bps[3]
EBITDA (without taxes and charges)[2]	234	259	-9.7%
EBITDA Margin - %	6.6%	7.9%	-130 bps[3]
Net Income	36	60	-40.3%
Net Margin - %	1.0%	1.8%	-80 bps[3]

(1) Totals may not tally as the figures are rounded off
(2) As from this quarter we will include the taxes and charges account in operating expenses
(3) basis points

Grupo Pão de Açúcar operates 550 stores in 14 states and in Distrito Federal and recorded gross sales of R$16.5 billion in 2006. Its multiformat structure - supermarkets (Pão de Açúcar, CompreBem and Sendas), hypermarkets (Extra), stores of electronic products/household appliances (Extra-Eletro) and convenience stores (Extra Perto) – and its broad distribution network allow a differentiated response to consumer requirements and strong positioning in the main markets of the country.

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Sales Performance
Net sales grew 6.8% in the quarter

R$ million	1Q07	1Q06	Chg.
Gross Sales	4,168	3,925	6.2%
Net Sales	3,530	3,305	6.8%

In the 1st quarter of 2007, the Company recorded gross sales of R$ 4,168.0 million and net sales of R$ 3,530.3 million, with growth of 6.2% and 6.8% respectively in relation to the same prior-year period. This increase is due to the consolidation of the competitiveness strategy adopted, the recovery of food sales and the new sales incentive campaign.

In the ‘same stores’ concept, sales also presented a growth trend in relation to the levels observed in previous quarters, attaining the rate of 4.8% (gross sales) and 5.6% (net sales), in line with the growth of 5.0% expected by the Company for 2007.

Sales of food products presented a reversal of the downtrend recorded during the year 2006, registering growth of 4.5%, with an emphasis on the performance of perishable products. Sales of non-food products, even with the strong basis of comparison (growth of 14.5% in the first quarter of 2006 – World Cup effect), presented growth of 5.9% .

One of the prominent aspects was that although food inflation presented recovery in the quarter, the Group’s internal price monitoring index shows that prices practiced at the stores have been growing at considerably lower rates than those recorded by the food inflation indexes published by Fipe (Fundação Instituto de Pesquisas Econômicas - Brazilian Institute of Economic Research) or by IBGE (Instituto Brasileiro de Geografia e Estatística - Brazilian Institute of Geography and Statistics).

Another highlight of the period was the continuity of the customer’s traffic growth at the Group’s stores – a performance that has been accompanied by a higher average purchase per customer.

Although all the banners have displayed a growth in the ‘same stores’ the period, reflecting the Company’s better price positioning, the Pão de Açúcar banner stood out once again and the Sendas banner showed recovery in relation to the levels recorded in previous quarters.

Operating Performance
New sales campaign: ‘Varejo na Alma’

The sales incentive campaign called ‘Varejo na Alma’, an initiative involving all the employees of the stores, head-office and Distribution Centers, stimulating the increase of

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sales with profitability, was started in January 2007. All the collaborators from the stores that attain growth of 5% in sales over the budget and that guaranteed at least the net income of this budget are awarded in this campaign.

The Campaign has been achieving excellent results and has already awarded 79 stores in the first quarter of 2007. This will be the focal point of 2007, which will clear the path for the consolidation of a new sales threshold.

The Company also continues focused on expense reduction programs and on the competitiveness strategy, which continued to produce consistent results in the 1st quarter of 2007 (sales growth, customer traffic and price image of the banners).

The comments presented below about operating performance refer to the consolidated figures of CBD, which include all the operating results of Sendas Distribuidora (a joint venture of CBD with the Sendas chain, in the state of Rio de Janeiro).

Gross margin of 27.8% in the quarter
Price reduction strategy contributed toward this performance.

R$ million	1Q07	1Q06	Chg.
Gross Income	982	983	-0.1%
Gross Margin - %	27.8%	29.7%	-190 bps

The gross margin reached 27.8% in 1Q07, 190 basis points (bps) below the 29.7% reported in 1Q06. The margin reduction was offset by the growth of the sales volume, which allowed the Group to maintain practically the same gross income in the two periods (R$ 981.8 million in the first quarter of 2007 as opposed to R$ 982.9 million in the same period of 2006).

The lower gross margin is explained by the more aggressive price posture, which is already in its third consecutive quarter and has contributed to improve the price image of all the banners.

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Operating Expenses
Expense as a percentage of the net sales at a level lower than in 1Q06

R$ million[1]	1Q07	1Q06	Chg.
Selling Expenses	606	588	3.2%
Gen. Adm. Exp.	118	117	0.8%

Operating Exp. (without Taxes and Charges)	725	705	2.8%
% of net sales	20.5%	21.3%	-80 bps
Taxes and Charges	23	18	25.1%

Total Operating Expenses	748	723	3.3%
% of net sales	21.2%	21.9%	-70 bps
(1) Totals may not tally as the figures are rounded off

Important advances were presented in relation to selling and general and administrative expenses in the 1st quarter of 2007.

Excluding taxes and charges, the level of operating expenses in the quarter was 20.5%, down 80 bps in relation to the 21.3% recorded in 1Q06.

Total operating expenses, including taxes and charges, attained 21.2% of the net revenue in 1Q07, lower than the 21.9% of the net revenue recorded in the same period of 2006.

The period highlight was the 60 bps drop in sales expenses as a percentage of net sales, from 17.8% in 1Q06 to 17.2% in 1Q07.
Administrative expenses as a percentage of net sales registered a slight downslide in relation to the previous year, going from 3.5% in 1Q06 to 3.3% in 1Q07.

In absolute terms, selling expenses and administrative expenses presented lower growth rates than the increase of sales in the period (6.8%), amounting to 3.2% and 0.8% respectively.

This reduction of expenses as a percentage of net revenue is mainly due to the expense reduction programs implemented throughout 2006 and to the greater dilution of expenses in the period.

These programs will continue to produce results during 2007, causing expenses as a percentage of net sales (excluding taxes and rates) to reach the target of 20% in 2007.

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EBITDA Margin of 6.6% (without taxes and charges)
Competitiveness strategy affected EBITDA

R$ million	1Q07	1Q06	Chg.
EBITDA (without taxes and charges)	234	259	-9.7%
EBITDA Margin (without taxes and charges)	6.6%	7.9%	-130 bps

The reduction of 190 bps in the gross margin was partially offset by the reduction of 70 bps in operating expenses, which led to an EBITDA margin of 6.6% in the first quarter of 2007, as opposed to 7.9% in the same period of 2006, a reduction of 130 bps.

In absolute terms EBITDA was R$ 234.3 million in 1Q07, 9.7% lower than the R$ 259.5 million recorded in the same period of last year.

Financial Results
Lower interest rates caused an impact in the period

R$ million[1]	1Q07	1Q06	Chg.
Financ. Revenue	70	102	-31.0%
Financ. Expenses	(131)	(169)	-22.2%

Net Financial Income	(61)	(67)	-8.9%
(1) Totals may not tally as the figures are rounded off

During the 1st quarter of 2007, financial expenses and revenues exhibited a decrease in comparison with the same period of the year 2006. Financial revenues in 1Q07 came to R$ 70.2 million, as opposed to R$ 101.7 million in 1Q06, representing a downslide of 31.0% . Three factors contributed toward this decrease: (i) lower average cash in 1Q07 in comparison with 1Q06, which was R$ 1,706.2 million and is currently R$ 1,069.1 million; (ii) lower interest rate in the period (average of 13.9% in 1Q07 versus 16.5% in 1Q06) and; (iii) increase in installment sales without interest.

Financial expenses in the period amounted to R$ 131.4 million, 22.2% lower than the R$ 168.9 million recorded in the 1st quarter of 2006. This reduction is mainly due to the lower interest rate in the period, as commented on above.

Net financial expenses attained R$ 61.2 million in the period, versus R$ 67.2 million in relation to the 1st quarter of 2006, a reduction of 8.9% .

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Equity Income
Equity income result starts to show improvements in the period

With a 12% share in the sale of the Group, FIC (Financeira Itaú CBD) recorded negative equity income of R$ 5.9 million in the 1st quarter of 2007, an improvement of 60.4% in relation to the R$14.8 million loss of 1Q06 and of 48.2% in relation to the R$ 11.3 million of 4Q06.

This improvement in FIC’s performance, which generated growth of 87% in the total revenues in the period, occurred on account of the following factors: (i) increase of the receivables portfolio (which totaled R$ 871.9 million, up 34.9% over the same prior-year period); (ii) increase of the supply of relationship products (insurance, personal loan and extended warranty); (iii) growth of the Company’s sales and; (iv) reduction of the credit loss levels.

The result of this quarter supports the forecast that the break-even point will be attained at the end of 2007. The number of customers of FIC attained 5.2 million in the quarter, with 3.8 million private label card holders.

Minority Interest: Sendas Distribuidora
Gross margin reflects more competitiveness in Rio de Janeiro

In the 1st quarter of 2007, the gross sales of Sendas Distribuidora attained R$ 796.2 million, which represents 19.1% of the Group’s sales. Net sales amounted to R$ 693.9 million in the period. In spite of the improvement in the sales performance in relation to the previous year, sales in the period do not yet reflect investments in competitiveness implemented in the last few quarters.

Gross income amounted to R$ 177.3 million, with a gross margin of 25.6% . In comparison with the same prior-year period, the gross margin registered a downslide of 180 bps, reflecting the aggressive price strategy and the heated competition faced in Rio de Janeiro.

Although operating expenses presented a result that resembles that of the prior year (R$ 164.6 million in 1Q07 as opposed to R$ 163.9 million in 1Q06), the EBITDA margin was down 170 bps (1.8% in 1Q07 against 3.5% in 1Q06), due to the lower gross margin of the period.

Financial income exhibited a negative result of R$ 31.5 million in the period, significantly influencing the result of Sendas Distribuidora. Net loss for the quarter was R$ 38.6 million, generating a minority interest result of R$ 22.2 million for the Group.

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Net Income
Result of the quarter is strongly influenced by the lower gross margin

R$ million	1Q07	1Q06	Chg.
Net Income	36	60	-40.3%
Net Margin - %	1.0%	1.8%	-80 bps

The Group reported net income of R$ 36.0 million in this quarter, a decrease of 40.3% in relation to the same period of 2006. This reduction occurred mainly because of the lower gross margin of the period, affected by the price strategy adopted by the Group.

Investments
The sum earmarked for investments in the quarter was R$ 204.2 million

Investments in the 1st quarter amounted to R$ 204.2 million, higher than the R$ 143.9 million invested in the 1st quarter of 2006.

Investments were divided as follows:

• R$ 77.6 million in the opening and construction of new stores to be inaugurated during the year 2007;
• R$ 68.4 million in the acquisition of strategic land;
• R$ 45.5 million in store renovations;
• R$ 12.7 million in infrastructure (technology, logistics and others).

Four Extra Perto stores were opened in the period, and in the second quarter another 3 stores will be inaugurated (one CompreBem and two Extra hypermarket stores). Most of the openings scheduled for the year 2007 will be concentrated in the second semester.

Subsequent Events: 6th Debenture Issue

On April 27, 2007, CVM (Brazilian Securities Commission) approved the issue of 77,965 debentures (simple, non-convertible, nominative and book-entry debentures in 2 tranches, of the unsecured kind) by CBD.

The issue was performed in two tranches, whereas the final quantity of debentures of the 1st tranche was 54,000 and the final quantity of debentures of the 2nd tranche was 23,965

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debentures. The unit face value was R$ 10,000.00, amounting to a total value of the offering of R$ 779,650,000.00.

The 1st tranche debentures were targeted at individual and corporate investors, investment funds, pension funds, third party asset management entities registered at CVM, entities licensed to operate by the Central Bank of Brazil, insurance companies, supplementary pension entities and capitalization companies and institutional or qualified investors, considered as such by the current regulations. 2nd tranche debentures were earmarked exclusively for exchange for the holders of 5th issue debentures.

1st tranche debentures have a return established with a basis on the DI Rate, plus a spread corresponding to 0.5% per annum. The return on 1st tranche debentures also applies to 2nd tranche debentures.

The unit face value of the debentures will be amortized according to the following schedule: three (3) annual installments, on March 1, 2011, March 1, 2012 and March 1, 2013. The payment of 1/3 of the Unit Face Value of the Debentures in circulation will be made on each amortization payment date.

For further information about this issue, refer to the final prospectus on the Investor Relations (IR) website: www.cbdri.com.br.

The information presented in the following tables has not been reviewed by the external auditors.

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Consolidated Income Statement - Corporate Law Method (thousand R$)

	1st Quarter

	2007	2006	%

Gross Sales Revenue	4,167,951	3,924,728	6.2%
Net Sales Revenue	3,530,349	3,304,967	6.8%
Cost of Goods Sold	(2,548,534)	(2,322,095)	9.8%
Gross Profit	981,815	982,872	-0.1%
Operating (Expenses) Income
Selling	(606,484)	(587,904)	3.2%
General and Administrative	(118,066)	(117,119)	0.8%
Taxes and Charges	(22,998)	(18,387)	25.1%
Total Operating Expenses	(747,548)	(723,410)	3.3%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	234,267	259,462	-9.7%
Depreciation and Amortization	(126,926)	(120,149)	5.6%
Earnings before interest and taxes
-EBIT	107,341	139,313	-23.0%
Financial Income	70,213	101,733	-31.0%
Financial Expenses	(131,445)	(168,931)	-22.2%
Net Financial Income (Expense)	(61,232)	(67,198)	-8.9%
Equity Income/Loss	(5,858)	(14,782)	-60.4%
Operating Result	40,251	57,333	-29.8%
Non-Operating Result	(2,938)	7,286
Income Before Income Tax	37,313	64,619	-42.3%
Income Tax	(19,938)	(17,434)	14.4%
Income Before Minority Interest	17,375	47,185	-63.2%
Minority Interest	22,175	15,986	38.7%
Income Before Profit Sharing	39,550	63,171	-37.4%
Employees' Profit Sharing	(3,600)	(3,000)	20.0%
Net Income	35,950	60,171	-40.3%
Net Income per 1,000 shares	0.32	0.53	-40.3%
No of shares (in thousand)	113,771,379	113,667,916

% of Net Sales	1Q07	1Q06

Gross Profit	27.8%	29.7%
Total Operating Expenses	-21.2%	-21.9%
Selling	-17.2%	-17.8%
General and Administrative	-3.3%	-3.5%
Taxes and Charges	-0.7%	-0.6%
EBITDA	6.6%	7.9%
Depreciation and Amortization	-3.6%	-3.6%
EBIT	3.0%	4.2%
Net Financial Income (Expense)	-1.7%	-2.0%
Non-Operating Result	-0.1%	0.2%
Income Before Income Tax	1.1%	2.0%
Income Tax	-0.6%	-0.5%
Minority Interest/Employees' Profit	0.5%	0.4%
Net Income	1.0%	1.8%

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Consolidated Balance Sheet - Corporate Law Method (thousand R$)

ASSETS	3/31/2007	12/31/2006

Current Assets	4,121,947	4,878,416
Cash and Banks	112,350	247,677
Marketable securities	744,302	1,033,834
Credit	182,786	378,826
Credit sales with post-dated checks	17,701	28,699
Credit cards companies	150,483	299,272
Sales vouchers and others	17,019	63,452
Allowance for doubtful accounts	(2,417)	(12,597)
Resuting from commercial agreements	301,751	397,098
Accounts receivable - PAFIDC	848,185	845,668
Inventories	1,311,446	1,231,963
Recoverable taxes	272,330	378,849
Deferred income tax	170,759	238,676
Prepaid expenses and others	178,038	125,825
Noncurrent Assets	7,054,757	6,793,857
Long-Term Assets	1,961,292	1,766,034
Recoverable taxes	220,448	95,970
Trade accounts receivable	360,405	348,338
Deferred income and social contribution taxes	892,515	837,676
Judicial deposits	249,078	234,901
Amounts receivable from related parties	236,315	245,606
Others	2,531	3,543
Permanent Assets	5,093,465	5,027,823
Investments	73,699	79,557
Property and equipment	4,339,393	4,241,040
Intangible assets	606,575	630,945
Deferred charges	73,798	76,281

TOTAL ASSETS	11,176,704	11,672,273

Current Liabilities	3,362,952	3,823,909
Accounts payables to suppliers	1,619,169	2,027,268
Loans and financing	746,105	800,221
Recallable fund quotas - PAFIDC	71,100	71,100
Debentures	401,490	414,761
Payroll and related charges	166,559	173,010
Taxes and social contributions payable	60,568	68,675
Dividends proposed	20,312	20,312
Financing for purchase of fixed assets	78,627	44,366
Others	199,022	204,196
Long-Term Liabilities	2,829,434	2,877,821
Loans and financing	621,599	719,128
Recallable fund quotas - PAFIDC	686,092	663,024
Taxes payable in installments	257,059	261,101
Provision for contingencies	1,241,273	1,209,463
Others	23,411	25,105

Minority Interest	106,241	128,416

Shareholder's Equity	4,878,077	4,842,127
Capital	3,954,629	3,954,629
Capital reserves	517,331	517,331
Revenue reserves	406,117	370,167

TOTAL LIABILITIES	11,176,704	11,672,273

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Consolidated Cash Flows - Corporate Law Method (thousand R$)

	March 31

Cash flow from operating activities	2007	2006

Net income for the year	35,950	60,171
Adjustment to reconcile net income
Deferred income tax	13,078	(15,753)
Residual value of permanent asset disposals	4,094	4
Net gains from shareholding dilution	-	(13,302)
Depreciation and amortization	126,926	120,149
Interest and monetary variations, net of payments	(8,262)	96,881
Equity results	5,858	14,782
Provision for contingencies	12,502	10,105
Provisions for Fixed Assets Write-Off and losses	557	-
Minoritary interest	(22,175)	(15,986)

	168,528	257,051

(Increase) decrease in assets
Accounts receivable	280,647	318,991
Advances to suppliers and employees	(4,383)	(4,603)
Inventories	(79,483)	(18,068)
Recoverable Taxes	(16,322)	6,266
Others assets	(42,704)	(46,880)
Related parties	9,639	(17,973)
Judicial Deposits	(9,129)	(10,399)

	138,265	227,334

Increase (decrease) in liabilities
Suppliers	(408,099)	(326,360)
Payroll and related charges	(6,451)	(15,851)
Income and Social contribution taxes payable	(21,380)	(20,048)
Others accounts payable	(6,868)	26,745

	(442,798)	(335,514)

Net cash flow generated by operating activities	(136,005)	148,871

	March 31

	2007	2006

Net cash from investing activities
Increase in investments
Acquisition of companies	-	(8,501)
Acquisition of property and equipment	(169,943)	(112,107)
Increase in deferred assets	(3,747)	(4,282)

Net cash flow used in investing activities	(173,690)	(124,890)

Cash Flow from Financing Activities
Financings
Funding and Re-Financing	69,393	35,690
Payments	(184,557)	(68,901)

Net cash flow generation (expenditure) in financing activities	(115,164)	(33,211)

Net decrease in cash and cash equivalents	(424,859)	(9,230)

Cash, banks and marketable securities at end of year	856,652	1,701,607
Cash, banks and marketable securities at beginning of year	1,281,511	1,710,837

Changes in cash and cash equivalents	(424,859)	(9,230)

Cash flow suplemental information
Interest paid on loans and financings	107,066	49,322

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Gross Sales per Format (R$ thousand)

1st Quarter	2007	%	2006	%	Var.(%)

Pão de Açúcar	918,464	22.0%	900,529	22.9%	2.0%
Extra	2,126,067	51.0%	1,956,708	49.9%	8.7%
CompreBem	718,600	17.3%	657,501	16.8%	9.3%
Extra Eletro	81,904	2.0%	76,644	1.9%	6.9%
Sendas*	322,916	7.7%	333,346	8.5%	-3.1%

CBD	4,167,951	100.0%	3,924,728	100.0%	6.2%

Net Sales per Format (R$ thousand)

1st Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	775,079	22.0%	751,948	22.7%	3.1%
Extra	1,792,425	50.8%	1,642,121	49.7%	9.2%
CompreBem	613,267	17.3%	558,544	16.9%	9.8%
Extra Eletro	64,682	1.8%	59,626	1.8%	8.5%
Sendas*	284,896	8.1%	292,728	8.9%	-2.7%

CBD	3,530,349	100.0%	3,304,967	100.0%	6.8%

* Sendas banner which is part of Sendas Distribuidora S/A

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Sales Breakdown (% of Net Sales)

	2007	2006

	1st Q	1st Q

Cash	51.0%	50.0%
Credit Card	38.3%	38.1%
Food Voucher	7.9%	7.9%
Credit	2.8%	4.0%
Post-dated Checks	1.7%	2.2%
Installment Sales	1.1%	1.8%

Stores by Format

	Pão de		Extra-			Extra		Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	CBD	Area (m2)	Employees

12/31/2006	164	83	50	186	62	4	549	1,217,984	63,607

Opened						4	4
Closed				(3)			(3)
Converted							-

3/31/2007	164	83	50	183	62	8	550	1,221,017	62,370

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Teleconference of Results of the 1st quarter of 2007.
Wednesday, May 16, 2007.

Teleconference in Portuguese with simultaneous translation into English:
10:30 a.m. (Brasília time); 09:30 a.m. (ET USA); 1:30 p.m. (GMT)

:: Opening ::

Abilio Diniz – Chairman of the Board of Directors

Cássio Casseb - CEO

:: Participants ::

Enéas Pestana – CFO

Aymar Giglio – Treasury Director

Fernando Teles – FIC (Financeira Itaú CBD) Director

Daniela Sabbag – Investor Relations Director

For a teleconference in English, please dial (+1 973) 582-2778, Code: 8713082, a few minutes before the teleconference starts.

Webcast available at www.cbd-ri.com.br. The Replay can be heard after the end of the Teleconference. Dial (+1 973) 341-3080, Code: 8713082.

Pão de Açúcar Group	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Director	Phone: 55 (11) 3186-3772
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677	E-mail: tereza.kaneta@mz-ir.com
Email: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company’s business outlook, the previews on operating and financial results and referring to the Company’s growth potential are merely projections and were based on the Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes, the performance of Brazilian economy, the industry and international markets, and are therefore subject to change.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 14, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.